21.     Listing of parent and subsidiaries wholly owned, unless otherwise noted, by Florida East Coast Industries, Inc. as of December 31, 2002:

Name of Subsidiary	State of Incorporation/Organization

Florida East Coast Railway, L.L.C	Florida

Railroad Track Construction Corporation	Florida
(100% owned by Florida East Coast Railway)

Florida East Coast Deliveries, Inc.	Florida
(100% owned by Florida East Coast Railway)

Flagler Development Company	Florida

Gran Central – Deerwood North, L.L.C	Delaware
(100% owned by Flagler Development Company)

Florida Express Carriers, Inc.	Florida

Florida Express Logistics, Inc.	Florida
(100% owned by Florida Express Carriers, Inc.)

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